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September 12, 2022

VIA EDGAR TRANSMISSION

Brian Fetterolf

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street NE
Washington, D.C. 20549

Re:	Avista Public Acquisition Corp. II Amendment No. 3 to Registration Statement on Form S-4 Filed August 22, 2022 File No. 333-264525

Dear Mr. Fetterolf:

On behalf of our client, Avista Public Acquisition Corp. II (the “APAC”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 7, 2022 with regard to Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-264525) filed by APAC on August 22, 2022 (the “Registration Statement”). APAC is concurrently providing to the Commission with Amendment No. 4 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 4”). In addition to addressing the comments raised by the Staff in the Comment Letter, Amendment No. 4 includes updates to certain other disclosures and clarifications to the information contained therein.

For ease of reference, each of the Staff”s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all captions and references to page numbers in such responses correspond to page numbers set forth in Amendment No. 4. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-4 filed August 22, 2022

Projected Financial Information, page 196

1.	Comment: We note your response to comment 4, as well as your amended disclosure that discusses up-front payments as an assumption in your projections and discloses that “these payments are relatively small and generally range from $100,000 to $2 million.” Please revise to state the range that was assumed in your projections model (emphasis added). In this regard, we note that your discussion of your milestones, sales and new program assumptions identify the values assumed, but here you provide the range in a historical context. Please also revise to clarify that the projections model assumes a royalty rate “range from low single digit to mid-single digit,” as your disclosure indicates on page 199, if true.

Response: Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 217-218 of Amendment No. 4.

Securities and Exchange Commission September 12, 2022 Page 2

2.	Comment: Please disclose whether the key inputs and assumptions disclosed in this section are the same inputs used for the August 2022 projections. If not, please disclose the assumptions used to prepare such projections.

Response: Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 219 of Amendment No. 4.

Involvement of Book-Running Manager of APAC”s Initial Public Offering in the Business Combination, page 211

3.	Comment: We note your response to comment 10, as well as your amended disclosure on pages 126 and 266 that “APAC has determined that no third parties will receive any payments of the remaining 50% of the deferred underwriting commissions,” that “Credit Suisse has waived any entitlement to such fees,” and that “Credit Suisse has performed all of its obligations under the Underwriting Agreement to be entitled to receive the deferred underwriting commissions.” We reissue the comment in-part. Please make conforming changes in this section.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 230 of Amendment No. 4.

General

4.	Comment: We note in response to comment 18 you state that both APAC and your sponsor have substantial ties with non-U.S. persons. While you state that you are not aware of any facts or relationships that would create CFIUS jurisdiction to review the business combination, we note that our comment addresses a potential review by any U.S. government entity. We also note that CFIUS jurisdiction is not limited only to entities that are controlled by non-U.S. persons, but extends to other rights such as information or governance rights, and also depends on the nature of the business and technology. In that regard, please elaborate upon the basis for your response that CFIUS should not have jurisdiction to review APAC or Sponsor”s participation in the Business Combination. Please disclose the nature of APAC”s and the sponsor”s substantial ties with non-U.S. persons and also disclose the percentage interest held by non-U.S. persons in each entity. Please also include risk factor disclosure addressing how the substantial ties with non-U.S. persons could impact your ability to complete your initial business combination, including the risk that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, as applicable. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate, and disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 150-151 of Amendment No. 4.

[Remainder of Page Intentionally Left Blank]

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8891 or by e-mail at jackie.cohen@weil.com.

Sincerely yours,

/s/ Jaclyn L. Cohen
Jaclyn L. Cohen

cc:   Benjamin Silbert

General Counsel

Avista Public Acquisition Corp. II

Raymond Gietz, Weil, Gotshal & Manges LLP

Matthew Bush, Latham & Watkins, LLP

Matthew Korenberg, Ligand Pharmaceuticals Incorporated